[Letterhead of Cadwalader, Wickersham & Taft LLP]


March 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 35-61
Washington, D.C.  20549-4631

Attention: Sara D. Kalin, Esq., Branch Chief--Legal
Hanna Teshome, Esq.

Re: Morgan Stanley Capital I Inc. (the "Registrant")
      Amendment No. 1 to Registration Statement on Form S-3
            Filed February 17, 2006
            File No. 333-130684

Ladies and Gentlemen:

This letter is being sent to you on behalf of the Registrant in response to your comment letter dated March 5, 2006. Each heading and numbered response below corresponds to the same heading and numbered comment in your letter (which we have set forth in italics). Pre-Effective Amendment No. 2 to the Registration Statement is being filed on the date of this letter; page references in our responses are to the related pages in Pre-Effective Amendment No. 2.

General

1. Your response to comment 2 of our letter dated January 20, 2006 indicates that all material terms included in the finalized agreements will be disclosed in the 424 prospectus "to the extent required under the Securities Act of 1933, as amended." Please confirm that you will file finalized agreements simultaneously with or prior to the final prospectus if all material terms of the finalized agreements have not been disclosed in the final prospectus.

      The Registrant intends to disclose the material terms of the offering in the prospectus. To the extent that the terms of any finalized agreement material to the offering have not been disclosed in the final prospectus, the Registrant will file such finalized agreement simultaneously with or prior to the final prospectus.


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Securities and Exchange Commission
March 14, 2006


2. We reissue comment 3 of our letter dated January 20, 2006, in part. We note that your second base prospectus continues to indicate on both pages 36 and 70 that credit support may be provided in several specific ways, as well as through "another" type of credit support. Please revise to specify the other types of credit support to which you refer or delete that language from your disclosure. Additionally, please revise the cover page of your second base prospectus to remove the language indicating that "other property as described in the accompanying prospectus supplement" may be included in a trust fund.

      The Registrant has made the requested changes in the second base prospectus. See cover page and pages 32 and 65 of the second base prospectus. In addition, please see revisions under section entitled "Summary of Prospectus - Credit Enhancement--Other Types of Credit Enhancement" on page 3 of the first base prospectus.

3. We reissue comment 13 of our letter dated January 20, 2006, in part. While we note that you provide disclosure regarding certain affiliations in different sections of the document, please revise to ensure that one section of the document addresses all of the affiliations between the applicable parties in order to clarify these affiliations for investors.

      Please see new section on page S-39 of the first prospectus supplement entitled "Certain Relationships and Related Transactions." Please note that the second prospectus supplement contains a section for this disclosure titled "Transaction Parties--Certain Relationships and Related Transactions." See page S-96 of the second prospectus supplement.

First Base Prospectus (Residential)

4. While we note the disclosure you have added in response to comment 14 of our letter dated January 20, 2006, please further revise to provide the amount of proceeds to be deposited into the prefunding account, as opposed to disclosure merely indicating the maximum amount that may be included. Similarly, revise to include the percentage of the asset pool represented by the prefunding account. See subparagraphs (5)(ii) and (5)(iv) of Item 1103(a) of Regulation AB.

      The Registrant intends to disclose the amount of proceeds to be deposited into the prefunding account in response to subparagraphs 5(ii) and 5(iv) of Item 1103(a) of Regulation AB. We note, however, that the exact amount of such deposit may not be known at the time the prospectus is delivered to investors and that such amount may decrease as additional assets become available prior to closing. The Registrant intends to


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Securities and Exchange Commission
March 14, 2006


      provide appropriate and required disclosure to investors. See "Summary -- Pre-Funding" on page S-4 of the first prospectus supplement.

Cash Flow Agreements and Derivatives, page 37

5. We reissue comment 16 of our letter dated January 20, 2006. Please revise to clarify that the swap agreements you reference are limited to interest rate or currency agreements or provide us with an analysis of how any other anticipated agreements would meet the definition of an asset-backed security. This comment also applies to the "Cash Flow Agreements" section of your second base prospectus. Revise to clarify that the "similar agreements" you reference on page 36 are limited to interest rate or currency agreements.

      Please see changes under "Description of the Trust Funds -- Cash Flow Agreements and Derivatives" on page S-33 of the first base prospectus. Please also see changes under "Description of the Trust Funds -- Cash Flow Agreements" on page 32 of the second base prospectus.

Description of Credit Support, page 78

6. We note from the second paragraph of this section that one form of credit support may cover more than one series of certificates resulting in a risk that credit support may be exhausted by claims of other trusts prior to the trust fund receiving any of its intended share of coverage. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

      The Registrant has elected to delete the sentence you have identified in your comments. Please see "Description of Credit Support" on page 74 of the first base prospectus. The Registrant has also elected to delete similar language under "Description of Credit Support" on pages 65-66 of the second base prospectus.

Derivatives Products, page 80

7. As a follow-up to comment 5 above, please revise to clarify that the derivative products referred to in this section are limited to interest rate and currency agreements. Additionally, expand the disclosure in your first prospectus supplement to provide bracketed language indicating that you will provide the information required by Item 1115 of Regulation AB if applicable. Provide similar bracketed language in the first prospectus supplement regarding the disclosure required by Item 1114(b) with respect to third-party credit enhancers.


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Securities and Exchange Commission
March 14, 2006


      Please see the changes under "Description of Credit Support--Derivative Products" on page 76 of the first base prospectus. Please also see the changes under "Description of the Certificates--[Derivative Contracts]" and "--[Credit Enhancement Provider]" on page S-48 of the first prospectus supplement.

Second Prospectus Supplement (Commercial)

8. We note that your response to comment 25 of our letter dated January 20, 2006 appears to indicate that you may use credit derivatives. As a follow-up to the comments above, please either confirm that any derivatives used in a CMBS (or residential) transaction will be limited to interest and currency agreements or provide us with a comprehensive analysis explaining the specific types of other derivative arrangements you intend to use and why they would fit within the definition of an asset-backed security.

      The Registrant confirms that any derivatives used in a CMBS (or residential) transaction will be limited to interest rate and currency agreements.

Second Base Prospectus (Commercial)

9. We reissue comment 26 of our letter dated January 20, 2006. Your response does not explain how the master trust, prefunding and revolving account exceptions set forth in Item 1101(c)(3) of Regulation AB would apply to a CMBS structure in which one asset is used to secure multiple series of notes and/or future issuances of certificates. Please revise to delete this language from your filing or provide a more thorough analysis as to why this structure would fall under one of the exceptions set forth in
      Item 1101(c)(3).

      The Registrant has deleted the language cited by the Staff.

      Very truly yours,

      /s/ Anna H. Glick

      Anna H. Glick


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